SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: November 12, 2002

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	AMARIN'S PARTNER TANABE SUBMITS DCV MORPHINE ONCE DAILY
FORMULATION TO MHLW IN JAPAN


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: November 12, 2002






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4
AMARIN'S PARTNER TANABE SUBMITS
DCV MORPHINE ONCE DAILY
FORMULATION TO MHLW IN JAPAN























                                                 Exhibit
(a)






Contacts:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2440
Email: rick.stewart@amarincorp.com


     AMARIN'S PARTNER TANABE SUBMITS DCV MORPHINE
         ONCE DAILY FORMULATION TO MHLW IN JAPAN

              First Filing for Amarin's DCV Technology in Japan

                Expands Amarin's Presence in Pain Management

LONDON, United Kingdom, November 12, 2002 -- Amarin
Corporation plc (NASDAQ: AMRN) today announced that Tanabe Seiyaku Co. Ltd., its Japanese partner for the development of a once daily Morphine Sulphate formulation, has submitted a New Drug Application
("NDA") dossier for this formulation to the Ministry of Health, Labor and Welfare ("MHLW") for regulatory review. This submission follows the successful conclusion of an extensive clinical program undertaken by Tanabe in Japan.

The formulation is indicated for the relief of moderate to severe pain, and was developed by Amarin's
European oral product development facility, Amarin
Development AB, based in Malmo, Sweden. Four dosage strengths have been developed (20, 30, 60 and 120 mg) all of which utilise Amarin's patented Diffusion
Controlled Vesicle (DCV) technology for the controlled release of morphine sulphate over a period of up to 24 hours. As part of the development process, the DCV technology has been successfully transferred to Tanabe's Osaka facility; the product will be manufactured there for commercial sale once approved.

Rick Stewart, chief executive officer of Amarin, commented, "We are pleased that our long term relationship and collaboration with Tanabe has again come to fruition with the filing of this NDA to the MHLW. DCV Morphine OD is the first product to be filed in Japan using our proprietary DCV technology, which has been utilised in five product formulations worldwide.
In addition to our strong franchise in neurology products, this submission serves as an important step toward expanding our presence in pain management. We look forward to the future successful commercialisation of this product. "

Amarin and Tanabe have a long established relationship relating to controlled-release products. In the late
1980's Amarin developed for Tanabe a controlled release formulation of diltiazem, which is sold today through various licensees in over 30 territories across the world. To date, over 3 billion of these tablets have been manufactured and used in the treatment of patients with cardiovascular disease.

Amarin's DCV system is used for the controlled release of substances for periods up to 24 hours. The patented technology consists of a tablet core, incorporating the active ingredient, surrounded by a water-insoluble membrane containing minute particles of water-soluble material. The soluble particles dissolve when the tablet is ingested, resulting in a macro-porous film structure through which drug is released at a steady rate. In addition to Tanabe Seiyaku, principal licensees for the technology include Pharmacia and Sanofi-Synthelabo. Over 4 billion tablets incorporating the DCV technology have been manufactured and used effectively by patients in more than thirty countries.

Amarin Corporation plc is a specialty pharmaceutical company focused on pain management and neurology. The
Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs.
Amarin Development AB is a wholly owned subsidiary of Amarin Corporation plc dedicated the research and development of advanced controlled release and site specific technology solutions to create improved outcome formulations of both new and existing drugs.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation plc's Annual Report for 2001 on Form 20-F and its Form
6-Ks as filed with the U.S. Securities and Exchange
Commission. The Company assumes no obligation to update information on its expectations.